Mail Stop 3561

June 30, 2009

James J. Bender, Esq.
Senior Vice President and General Counsel
The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

> **Re:** **The Williams Companies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 29, 2009**
> **File No. 333-159558**

Dear Mr. Bender:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment three in our letter dated June 25, 2009 and your submission on EDGAR of the supplemental letter to us stating that you are registering the exchange offer in reliance on our position enunciated in the *Exxon Capital Holdings Corp.*, SEC No-Action Letter (April 13, 1989), *Morgan Stanley & Co. Inc.*, SEC No-Action Letter (June 5, 1991) and *Shearman & Sterling*, SEC No-Action Letter (July 2, 1993). Further, we note in that submission that you have included the representations contained in the *Morgan Stanley* no-action letter. However, it does not appear that you have included the representations contained in the *Shearman & Sterling* no-action letter. Therefore, please submit on EDGAR a revised supplemental letter including the representations contained in both the *Morgan Stanley* and *Shearman & Sterling* no-action letters.

* * * * *

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, John R. Fieldsend, Staff Attorney, at (202) 551-3343 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard M. Russo, Esq.
Gibson, Dunn & Crutcher LLP
Facsimile No. (303) 313-2838